FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                       REPORT OF FOREIGN PRIVATE ISSUER
                   Pursuant to Rule 13a - 16 or 15d - 16 of
                      The Securities Exchange Act of 1934




                        For the month of February 2005


                      Commission File Number: 333-116770


                       RIVERSIDE FOREST PRODUCTS LIMITED
                       ---------------------------------
                              (Registrant's Name)

             3203 - 30th Avenue, Vernon, British Columbia, V1T 6M1
             -----------------------------------------------------
                   (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X     Form 40-F
                                      ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No X
                                      ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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                                DOCUMENT INDEX

Document                                                               Page No.
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   1.     Press Release dated February 9, 2005                             3



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                       RIVERSIDE FOREST PRODUCTS LIMITED

                                 PRESS RELEASE


FOR IMMEDIATE RELEASE

February 9, 2005

Vernon, B.C. - Riverside Forest Products Limited ("Riverside") announced today that it is redeeming US$52,500,000 aggregate principal amount of the 7-7/8% senior notes due 2014 (the "Notes") pursuant to Section 3.07(a) of the Indenture dated as of February 25, 2004 (the "Indenture") between Riverside and Wells Fargo Bank, National Association as Trustee. The redemption date is February 17, 2005. In accordance with the Indenture, the redemption price will be 107.875% of the principal amount of the Notes, plus accrued and unpaid interest to the date of redemption.

The redemption of the Notes is being funded with the net cash proceeds from the issuance of 1,850,000 common shares to a subsidiary of Tolko Industries Ltd. ("Tolko") at a price of Cdn$40 per share for aggregate proceeds of Cdn$74,000,000, pursuant to an agreement entered into on February 3, 2005 and approved by Riverside's Board of Directors, including all of its independent directors, on that date.

Riverside also announces that, effective on January 24, 2005, Tolko acquired all the remaining common shares of Riverside that it did not own pursuant to the compulsory acquisition provisions of the Business Corporations Act of British Columbia, with the result that Tolko now holds 100% of the common shares. As a result of that acquisition, Riverside's common shares have been de-listed from the Toronto Stock Exchange and, pursuant to an order of the securities commissions in Canada, Riverside has ceased to be a reporting issuer in all Canadian jurisdictions.

Riverside will continue to meet its US reporting obligations under Section
4.03 of the Indenture with respect to annual financial information on Form 20-F and all quarterly financial information on Form 6-K that it would be required to provide under the laws of British Columbia as if its securities remained listed on the Toronto Stock Exchange whether or not they are so listed. Riverside expects to deliver and file its quarterly report for the first quarter ended December 31, 2004 not later than February 14, 2005.


Contact:          Trevor Jahnig, Chief Financial Officer
                  Riverside Forest Products Limited
                  250-545-4411



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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       RIVERSIDE FOREST PRODUCTS LIMITED



Date: February 10, 2005                By: (signed) J. Bradley Thorlakson
                                           -------------------------------------
                                           (Signature)

                                           J. Bradley Thorlakson, Vice President
                                           -------------------------------------
                                           (Name and Title of Signing Officer)



                                       By: (signed) John E. Thorlakson
                                           -------------------------------------
                                           (Signature)

                                           John E. Thorlakson, Vice President
                                           -------------------------------------
                                           (Name and Title of Signing Officer)




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